

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

<u>Via E-mail</u>
Mr. James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 Pascal Gagnon, Suite 204
Saint Leonard, Quebec, Canada H1P 1Z4

  Re: DNA Precious Metals, Inc.
    Form 10-K for the Year Ended December 31, 2013
    Filed March 26, 2014
    Amendment No. 2 to Form 10-K for the Year Ended
    December 31, 2013 filed December 31, 2014
    Response letter dated December 24, 2014
    File No. 000-54937

Dear Mr. Chandik:

  We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Form 10-K for the Year Ended December 31, 2013</u>

<u>Item 9A. Controls and Procedures</u>
<u>Disclosure Controls and Procedures</u>

1. We note you have provided amended disclosure in response to comment one from our letter dated December 19, 2014. However, the amended filing does not include the complete text of all disclosures required under Item 9A of Regulation S-K. Please amend to include the complete text of all disclosures required under Item 9A of Regulation S-K to comply with Rule 12b-15 of the Exchange Act. Your amended disclosure should include the following:

- Management's conclusion regarding the effectiveness of disclosure controls and procedures as required by Item 307 of Regulation S-K,

- Management's annual report on internal control over financial reporting ("ICFR") as required by Item 308(a) of Regulation S-K, and

- Disclosure of any changes to ICFR as required by Item 308(c) of Regulation S-K as of December 31, 2013.

Form 10-K for the Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page F-7
Note 4. Fixed Assets, page F-22

2.	Your response to comment two has not addressed our concerns specifically related to your capitalization of land, buildings, and mill equipment at your Montauban Mine Property. In this regard, we note that you refer to the definition of an asset under FASB Concepts Statement 6 which states, "assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events," however, you do not explain or provide evidence supporting your belief that the costs capitalized as land, building and mill equipment have probable future economic benefits. As a result, we remain unconvinced that these costs can be capitalized in the absence of proven and probable reserves. If you continue to believe the costs meet the definition of an asset under Concept Statement 6, please clearly explain your position, providing evidence that demonstrates your ability to derive probable future economic benefits from these costs. To the extent that you believe that the land, buildings and mill equipment have alternative future use or salvage values equal to or in excess of the capitalized amounts please clearly explain and provide support for these values.

	You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining